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                        CERTIFICATE OF CORRECTION OF THE
           SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
                          ABOVENET COMMUNICATIONS INC.

     AboveNet Communications Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

     DOES HEREBY CERTIFY:

     1. The name of the corporation is AboveNet Communications Inc. (the "Company").

     2. That a Second Amended and Restated Certificate of Incorporation was filed by the Secretary of State of Delaware on December 1, 1998 and that said Second Amended and Restated Certificate of Incorporation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

     3. The inaccuracy or defect of said Amended and Restated Certificate of Incorporation to be corrected is as follows: As a result of a clerical error,
Article IV, Section A was incorrectly changed. The authorized number of shares were to remain the same as in the Company's Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 4, 1998. The correct total number of shares authorized by the Company is 34,000,000 shares and the correct number of shares of Common Stock authorized is 20,000,000 and the correct number of shares of Preferred Stock authorized is 14,000,000.

     4. Article IV, Section A of the Second Amended and Restated Certificate of Incorporation is corrected to read as follows:


                                   ARTICLE IV

          "A. Classes of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that this corporation is authorized to issue is thirty-four million (34,000,000) shares. Twenty million (20,000,000) shares shall be Common Stock, par value $0.001 per share, and fourteen million (14,000,000) shares shall be Preferred Stock, par value $0.001 per share.

          At the time this Amended and Restated Certificate of Incorporation becomes effective (the "Effective Time"), each share of Preferred Stock and each share of


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     Common Stock then issued and outstanding shall be automatically reclassified, combined and changed into 0.625 of a fully paid and non-assessable share of Preferred Stock and Common Stock, respectively, of this corporation (the "Reverse Stock Split"). Each outstanding stock certificate of this corporation, which immediately prior to the Effective Time represented one or more shares of Preferred Stock or Common Stock, shall, immediately after the Effective Time, represents 0.625 of such number of shares of Preferred Stock or Common Stock, respectively. No fractional shares shall be issued by this corporation under such combination. In lieu of any fractional share to which a holder would otherwise be entitled, this corporation shall pay cash equal to such fraction multiplied by the fair market value of the Common Stock as determined by the Board of Directors of this corporation. All provisions of this Amended and Restated Certificate of Incorporation, including the number of shares authorized herein, reflect the Reverse Stock Split."


     IN WITNESS WHEREOF, the undersigned has signed this Certificate of Correction to the Second Amended and Restated Certificate of Incorporation of AboveNet Communications Inc. this 8th day of December, 1998.





                                     /s/ STEPHEN P. BELOMY
                                     -------------------------------------------
                                     Stephen P. Belomy, Executive Vice President
                                     and Secretary